SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2006

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2006

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi TECHNOLOGIES HOLDINGS, INC.

SEC FORM 6-K

July 2006

Description	Page
Press Release, dated July 18, 2006
PSi Technologies Receives
Nasdaq Delisting Notice and Deficiency Letter	1

PSi TECHNOLOGIES RECEIVES NASDAQ DELISTING NOTICE AND

DEFICIENCY LETTER

Manila, Philippines – July 18, 2006 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced that it has received a Nasdaq Staff Determination letter indicating that the Company failed to submit Form 20-F for the period ended June 30, 2006 as required by Marketplace Rule 4320(e)(12), and that its securities are, therefore, subject to delisting from The Nasdaq Small Cap Market. On June 30, 2006, the Company filed a Form 12b-25 with the U.S. Securities and Exchange Commission that indicated the Company expects to file its Form 20-F no later than 45 days after June 30, 2006. The Company will request a hearing before a Nasdaq Listing Qualifications Panel to review the Staff Determination which will stay the delisting action pending the issuance of a final decision by the Panel. However, there can be no assurance the Panel will grant the Company’s request for continued listing.

The Company also received a Nasdaq Staff Deficiency letter on July 17, 2006, indicating that the Company fails to comply with the minimum bid price requirement for continued listing set forth in Marketplace Rule 4320(e)(2)(E)(i). The Company will be provided 180 calendar days, or until January 16, 2007, to regain compliance with the minimum bid price requirement of $1.00 per American Depositary Share of the Company for a minimum of 10 consecutive business days. If the minimum bid price requirement has not been met by January 16, 2007, Nasdaq Staff will provide the Company with an additional 180 calendar day compliance period only if the Company meets certain other listing criteria.

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Thelma G. Oribello (63 2) 838 44 89 tgoribello@psitechnologies.com.ph	At Financial Relations Board: Erin Cox (310) 854 8319 ecox@financialrelationsboard.com

Safe Harbor Statement

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.